UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38482

HUYA Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

HUYA Amends License Agreement for Broadcasting League of Legends Matches with a Tencent Affiliate

Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”), the variable interest entity of HUYA Inc. (the “Company”), has entered into a second supplemental agreement to the License Agreement for Broadcasting League of Legends Matches dated April 27, 2021, as supplemented by a supplemental agreement dated January 12, 2023 (collectively, the “License Agreement”), with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., an entity affiliated with Tencent Holdings Limited (the “Second Supplemental Agreement”), pursuant to which the aggregate license fee payable by Guangzhou Huya under the License Agreement for the years 2024 through 2025 will be decreased to RMB230 million. Prior to the amendment by the Second Supplemental Agreement, the aggregate license fee payable by Guangzhou Huya for the years 2023 through 2025 under the License Agreement amounted to RMB450 million, including the license fee payable for the years 2024 through 2025 in an amount of RMB300 million.

The Board of Directors of the Company and the audit committee of the Board of Directors of the Company have each approved the Second Supplemental Agreement and the transactions under the License Agreement as amended by the Second Supplemental Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Raymond Peng Lei
	Name:	Raymond Peng Lei
	Title:	Acting Co-Chief Executive Officer and Chief Financial Officer

Date: September 27, 2024